Deluxe Corporation
3680 Victoria St. N
Shoreview, MN 55126-2966
P.O. Box 64235
St. Paul, MN 55164-0235
December 15, 2016

Andrew D. Mew
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549

Re:	Deluxe Corporation
Form 10-K for the year ended December 31, 2015
Filed February 19, 2016
Form 10-Q for the quarter ended September 30, 2016
Filed October 28, 2016
File No. 001-07945

Dear Mr. Mew:

This letter is our response to the comments received from the Staff contained in your letter dated December 2, 2016 (the “Comment Letter”). The Staff’s comments in the Comment Letter have been reproduced here in italics, and are followed immediately by our responses.

Form 10-K for the Year Ended December 31, 2015

Management’s Discussion and Analysis, page 24

Consolidated Results of Operations, page 26

1.
Throughout your MD&A section, you identify various factors responsible for the changes in your results of operations between periods, including changes in volume, incremental revenues from acquisitions and increases in pricing. Please revise your disclosures to quantify, if possible, the impact of each material factor to provide your readers with better insight into the underlying reasons behind the changes in your results. We refer you to Item 303(a)(3) of Regulation S-K and SEC Release No. 33-8350.

In preparing our disclosures, we consider Item 303(a)(3) of Regulation S-K and SEC Release 33-8350, which require disclosure within Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") of information necessary to understand changes in our financial condition and results of operations. This includes disclosure of the causes and quantification, where reasonably practicable, of material changes to the line items as necessary to understand our business as a whole.

We respectfully submit that some of the factors disclosed, while clearly apparent to management and describable qualitatively, are not readily quantifiable with the level of precision necessary for disclosure of the quantification in an SEC filing. Management evaluates factors such as pricing and volume only on a directional basis and does not rely on quantification of these factors in its decision-making process. As such, we do not have the necessary processes and methodologies in place to quantify these items with the level of precision necessary to provide this information to investors.

We are not able to separately quantify the impact on revenue of changes in volume and pricing. We do not have standard prices for our check products. Our financial institution clients, which purchase from both our Financial Services and Small Business Services segments, have unique pricing structures. As such, we may know that orders of Product A declined a certain amount, but in order to quantify the impact on revenue, it would be necessary to calculate the impact separately for each financial institution client based on the products purchased by that financial institution. There is also unique pricing within our Small Business Services segment based on the sales channel through which a product is purchased. As it relates to pricing, while we know that price increases have positively impacted revenue for all three of our segments, we do not have the information available to quantify this impact separately from other factors that impact our revenue per order, such as various call center initiatives that impact product mix, quantity discounts, product and delivery features, and the impact of financial institution client mix. We have approximately 5,100 financial institution clients, 4.5 million small business customers and tens of thousands of products, including thousands of check products alone. Any high level estimate of the volume or pricing impact which we might attempt could be materially impacted by shifts in client and/or product mix during the period.

Regarding the impact of acquisitions, we did provide some quantification of acquisitions within the Segment Results section of our discussion. However, we will modify this discussion in our Form 10-K for the year ending December 31, 2016 to more clearly present the consolidated impact of acquisitions, as well as the impact on our Small Business Services segment. As an example, below is the proposed modification to the discussion of consolidated revenue in the Consolidated Results of Operations section of MD&A.

“The increase in total revenue for 2015, as compared to 2014, was driven by incremental revenue of approximately $144 million from acquired businesses. Further information regarding our acquisitions can be found under the caption "Note 5: Acquisitions" of the Notes to Consolidated Financial Statements appearing in Item 8 of this report. In addition, revenue benefited from price increases in all three segments. These increases in revenue were partially offset by lower order volume for both personal and business checks, as well as forms and accessories sold by Small Business Services. In addition, revenue declined due to contract renewal allowances within Financial Services, lower search engine marketing/optimization revenue of approximately $12 million due primarily to our decision in the third quarter of 2014 to reduce the revenue base of this business, and an unfavorable currency exchange rate impact of $11 million.”

Our discussion of specific factors is generally ordered based on estimated significance and we utilize the phrase “partially offset” to also provide some indication of the respective magnitude of countervailing factors. We respectfully submit that our disclosures are compliant with applicable Securities and Exchange Commission rules and interpretations, in that they enable the reader to understand the significant drivers of our business as a whole. We acknowledge the Staff's comment and confirm that in future filings, we will continue to look for further opportunities to quantify material factors, such as acquisitions, in our variance explanations.

Form 10-Q for the Quarter Ended September 30, 2016

Note 1. Consolidated Financial Statements, page 6

2.
We note your disclosure that during the quarter ended June 30, 2016 you identified an error in the balance sheet presentation of borrowings under your credit facility and the related asset for debt issuance costs in which the amounts, previously presented as current items, were determined to be appropriately presented as non-current. In light of the fact that your table of contractual obligations disclosed on page 36 of your Form 10-K for the year ended December 31, 2015 reflects the amounts under the credit facility to be due in 2016, please explain to us, and revise to disclose the maturity terms of the revolving credit facility that result in your conclusion that long-term classification is appropriate. In this regard, we note your disclosure on page 48 of your Form 10-Q that in the nine months of 2016 there were no significant changes to your table of contractual obligations as presented in your 2015 Form 10-K. Also, please revise your notes to the financial statements to disclose the combined aggregate amount of maturities for all long-term borrowings for each of the five years following the date of the latest balance sheet presented as required by ASC 470-10-50-1.

We acknowledge the Staff’s comment. Upon further review of the terms of our credit agreement during the quarter ended June 30, 2016, we noted that all amounts borrowed under our revolving credit facility have weekly reset and conversion features, but have an ultimate contractual maturity date of February 2019, the expiration date of the credit agreement. As such, we concluded that it is appropriate to classify these borrowings as long-term debt on our consolidated balance sheet.

We acknowledge that the disclosure on page 48 of our Form 10-Q for the quarter ended September 30, 2016 (the “third quarter 2016 Form 10-Q”) should have indicated that amounts borrowed under our revolving credit facility mature in 2019. In Note 11 of the third quarter 2016 Form 10-Q, we disclose that our revolving credit facility expires in February 2019. We also acknowledge the disclosure requirements of ASC 470-10-50-1. As of September 30, 2016, we had only one other long-term debt instrument outstanding for which the maturity date was disclosed. In light of these facts, we do not believe that an amendment of the third quarter 2016 Form 10-Q is warranted. We plan to file our Form 10-K for the year ending December 31, 2016 in mid-February 2017, and we will incorporate the revised maturity date for borrowings under our revolving credit facility in the contractual obligations information contained in that filing. We will also include a table in our debt disclosure outlining the aggregate maturities for our long-term borrowings for the five years following the date of the latest balance sheet presented and we will clearly state the maturity date for amounts borrowed under our credit facility.

If you have any further comments or concerns, please contact me at (651) 787-1370. Thank you for your time and consideration.

Sincerely,

/s/ Edward A. Merritt
Edward A. Merritt
Chief Financial Officer, Treasurer
and Vice President of Investor Relations